UNIGENE LABORATORIES, INC.
81 Fulton Street
Boonton, New Jersey 07005

November 19, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim Rosenberg, Senior Assistant Chief Accountant Lisa Vanjoske, Assistant Chief Accountant Christine Allen, Staff Accountant Suzanne Hayes, Staff Attorney Karen Ubell, Staff Attorney

	Re:	Unigene Laboratories, Inc. Form 10-K Filed March 16, 2010 Definitive Proxy Statement on Schedule 14A Filed April 29, 2010 File No. 000-16005

Ladies and Gentlemen:

I am writing on behalf of Unigene Laboratories, Inc. (the “Company”) in regard to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in a letter to Ashleigh Palmer dated October 22, 2010 (the “Comment Letter”).  As per a discussion which our attorney, Ella DeTrizio of Dechert LLP, had with Karen Ubell of the Staff on November 19, 2010, we hereby acknowledge to the Staff that we are in the process of preparing our responses thereto.  As per their discussion, the Company intends to respond to the Comment Letter by Friday, December 3, 2010.

If you have any questions regarding this letter, please contact the undersigned at (973) 265-1100, ext. 203.

Very truly yours,

/s/  William Steinhauer

William Steinhauer
Vice President, Finance

cc:	Ashleigh Palmer Ella DeTrizio, Dechert LLP Sara Bucholtz, Dechert LLP Michael Creasy, Grant Thornton LLP Keyur Thakkar, Grant Thornton LLP